

Mail Stop 3561

October 2, 2007

Dr. Tina S. Nova
Chief Executive Officer
Genoptix, Inc.
2110 Rutherford Road
Carlsbad, CA 92008

> **RE: Genoptix, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-144997**
> **Amendment filed September 10, 2007**

Dear Dr. Nova:

We have reviewed your filing and have the following accounting comments. Please understand that our legal review is continuing, and we will issue any additional comments after that review is completed.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Managements Discussion and Analysis

Critical Accounting Policies and Estimates, page 43

1. We reviewed your response to our prior comment 35. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise your disclosures to address the following issues:
    a. Please quantify and disclose the amount of changes in estimates of 2005 contractual adjustments that you recorded during 2006.
    b. Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

Financial Statements

Notes to Financial Statements

Basis of Presentation and Principles of Consolidation, F-7

2. We reviewed your response to our prior comment 87. Please revise your disclosure to include portions of your response. Specifically, include a brief discussion of how you considered EITF 97-2 and met the requirements for a controlling financial interest and how your accounting treatment for the professional services agreement with Cartesian is appropriate. Revise your discussions in MD&A as appropriate.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: Frederick Muto
        J. Patrick Loofbourrow
Fax: (858) 550-6420